

February 9, 2011

<u>Via Facsimile and U.S. Mail</u>

Mr. Christopher Hix
Chief Financial Officer
Robbins & Myers, Inc.
51 Plum Street, Suite 260
Dayton, Ohio 45440

      Re: **Robbins & Myers, Inc.**
              Form 10-K for the Year Ended August 31, 2010
              Filed October 26, 2010
              File No. 001-13651

Dear Mr. Hix:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended August 31, 2010</u>

<u>Note 1. Summary of Significant Accounting Policies, page 31</u>

<u>– Foreign Currency Accounting, page 32</u>

1.   We note your disclosure here and on page 12 regarding the highly inflationary status of Venezuela. Please explain in greater detail how you have considered the disclosure guidance outlined in FASB ASU No. 2010-19. In addition, please revise future filings to expand your accounting policy disclosures relating to your Venezuelan operations.

Clarify the exchange rate that you utilize for your Venezuelan operations. In MD&A, discuss whether the devaluation has caused a material change in any financial statement trends. Also discuss any material impacts of the devaluation on your liquidity. Provide us with a sample of your proposed revised disclosure or otherwise explain in greater detail why you do not believe this disclosure would be meaningful.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief